Correspondence

OpGen, Inc.

9717 Key West Avenue, Suite 100

Rockville, MD 20850

June 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Alan Campbell

Re:	OpGen, Inc. Registration Statement on Form S-3 File Number 333-256820

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:30 p.m. on June 11, 2021, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Peter Jaslow at (215) 864-8737.

Sincerely,

/s/ Timothy C. Dec
Timothy C. Dec Chief Financial Officer OpGen, Inc.

cc: Peter Jaslow, Esq.